
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

March 17, 2011

Mr. Chris Carlson
Chief Financial Officer
Vertex Energy, Inc.
1331 Gemini Street; Suite 250
Houston, TX 77058

> **Re:** **Vertex Energy, Inc.**
> **Form 10-K for the year ended December 31, 2009**
> **Form 10-Q for the period ended September 30, 2010**
> **File No. 0-53619**

Dear Mr. Carlson:

We have reviewed your response letter dated March 11, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

FORM 10-Q FOR THE PERIOD ENDED SEPTEMBER 30, 2010

Item 1. Financial Statements

Note 9 – Licensing Agreement, page F-10

1. We note your responses to comment one from our letter dated February 28, 2011. Please address the following.
   - It is not clear from your valuation report that the valuation firm appropriately valued the licensing agreement. It appears that costs of constructing the prototype were included in the valuation of the patent and intellectual property of the process. Those costs are already included in the valuation of the actual equipment used in the process and should not be included in the valuation of the licensing agreement. Based on the value of the tangible assets presented in Exhibit 3 of the valuation report, and the valuation expert's method of valuing the licensing

agreement, it appears very little value should be assigned to the licensing agreement. Furthermore, we note that the valuation report does not assign any value to the utilization of the licensing agreement outside its current use at CMT's location. Please reassess the appropriate valuation of this licensing agreement.

- We note that you continue to believe that it is appropriate to amortize the licensing agreement over 15 years and have the following comments in this regard:
    o As indicated on page 6 of the valuation report, while you have the ability to utilize the licensing agreement outside its current use at CMT's location, it was not possible to forecast any such future cash flows that might be generated from such uses.
    o It appears that in order to use the technology at another location, you would incur significant costs to purchase the underlying equipment and have it installed at a new location.
    o It is unclear from your response whether the useful lives of assets from comparable biofuel companies who utilize similar technology relate to their tangible plant assets or the underlying technology. In this regard, it is unclear how any similar technology would have an appropriate useful life of 30 or 50 years.
    o It is unclear from your response how the useful life of the underlying finished product has any bearing on the useful life of the underlying technology to produce the finished product.
    o It is unclear from your response if the "investments" of large scale refiners relate to their tangible or intangible assets.

    Based on our above concerns, please reassess the appropriateness of amortizing your license agreement over 15 years rather than over the period of the operating agreement with CMT.

- We note that you have capitalized an additional $300,000 during 2009 and $260,401 during the nine months ended September 30, 2010 to your licensing agreement related to payments you made to CMT. We note that these costs relate to hard/physical assets purchased by and retained by CMT. Based on the Operating and Licensing Agreement filed as Exhibit 10.4 to your Form 8-K/A filed June 26, 2009, these costs appear to be part of your consideration for services rather than the consideration for the license to use the technology. In this regard, we note that Section VII.2 of the Operating and Licensing Agreement stipulates that you will pay CMT the documented r&d costs of up to a maximum of $1.4 million dollars for the licensing agreement. With reference to the terms of this agreement as well as the appropriate GAAP literature you relied on, please reassess the need to expense these payments as operating costs under the Operating and Licensing Agreement.

2. Notwithstanding our above comment regarding the appropriateness of your accounting for your licensing agreement, please provide us the following information so that we may more fully understand your Step 1 impairment analysis:

Mr. Chris Carlson
Vertex Energy, Inc.
March 17, 2011
Page 3

- Describe the assumptions and methodologies used to develop your analysis, including how you determined the residual value of the intangible asset.
- Tell why your analysis does not take into account revisions to your September 2009 assumptions as a result of your actual experiences through September 30, 2010. For example, it appears that your actual results reflect a lower pricing discount than anticipated prior to acquisition of the intangible. Substantiate the appropriateness of your assumptions for your projections for 2011 and onward despite not having achieved the projections for 2009 and 2010. In this regard, please quantify for us the nature of the improved gross margins in the 4th quarter of 2010 and the 1st quarter of 2011 you refer to in your response.
- Clarify why you are including estimated cash flows for 2009 and a full year of 2010 in your analysis as of September 30, 2010.
- Clarify why you have assumed very little capital expenditures in your analysis, despite having paid CMT significant amounts after acquiring the licensing agreement.

Based on our above noted concerns, please address the need to revise your Step 1 impairment analysis.

You may contact Lisa Etheredge, Staff Accountant at (202) 551-3424 or Jeanne Baker, Assistant Chief Accountant at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or Dietrich King, Staff Attorney at (202) 551-3338 with any other questions.

Sincerely,

Rufus Decker
Accounting Branch Chief